Exhibit 99.1

AuRico Gold Announces Details for Second Quarter Financial Results and Webcast on August 13, 2012

Toronto: July 25, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company”) today announced that it will release the Company’s second quarter financial results for the period ended June 30, 2012 before the market opens on Monday, August 13, 2012. The financial statements will be available on the Company’s website at www.auricogold.com or www.sedar.com.

A webcast and conference call will be held on Monday, August 13, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:

  Canada & US Toll Free:                         1-888-231-8191

  International & Toronto:                       1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Second Quarter Results Conference Call.

Conference Call Live Webcast:

The conference call will be broadcast live on the internet via webcast.

To access the webcast, please follow the link below:

http://www.newswire.ca/en/webcast/detail/976025/1049671

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, August 20, 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833              Passcode: #82941091

  North America Toll Free: 1-855-859-2056                   Passcode: #82941091

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/detail/976025/1049671

Or via the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. With initial production achieved at Young-Davidson, the Company is focussed on its core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production early in the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations & Communications
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

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